FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca invests $3.5 billion in US

12 November 2024

AstraZeneca invests $3.5 billion
in R&D and manufacturing in the United States

AstraZeneca today announces $3.5 billion of capital investment in the United States focused on expanding the Company's research and manufacturing footprint by the end of 2026. This includes $2 billion of new investment creating more than a thousand new, high-skilled jobs contributing to the growth of the US economy.

AstraZeneca's expanding footprint in the US includes, among others:

●       A state-of-the-art R&D centre in Kendall Square, Cambridge, Massachusetts
●       A next generation manufacturing facility for biologics in Maryland
●       Cell therapy manufacturing capacity on the West and East Coasts
●       Specialty manufacturing in Texas

Pascal Soriot, Chief Executive Officer, AstraZeneca said: "Our multibillion dollar investment reflects the attractiveness of the business environment together with the quality of talent and innovation capabilities here in the United States. By expanding our R&D and manufacturing footprint, we aim to enhance the development of cutting-edge therapies and support the United States leadership in healthcare innovation."

Delivering growth: Ambition 2030
These US investments are the first of a series of important steps to help deliver AstraZeneca's ambition to achieve $80 billion in Total Revenue by 2030 as set out in May this year. A key element of our strategy is accelerating the Company's development in the United States. The US is AstraZeneca's largest market, generating 44% of its Total Revenue.1

AstraZeneca in the US

AstraZeneca has approximately 17,800 employees working across 17 R&D, manufacturing and commercial sites spanning 12 states.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.     As at Q3 2024 noted in AstraZeneca Q3 Financial Results. Available at:  https://www.astrazeneca.com/media-centre/press-releases/2024/9m-and-q3-2024-results.html. Accessed November 2024.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 12 November 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary